

Mail Stop 3030

January 7, 2010

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
North Las Vegas, Nevada 89119

> **Re:** **EZJR, Inc.**
> **Registration Statement on Form 10**
> **Amended December 21, 2009**
> **File No. 000-53810**

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that you have submitted to the Edgar file of the company you acquired in 2008 your responses to our prior comments. Please submit those responses and any subsequent correspondence regarding your filings to your Edgar file.

Business History, page 3

2.   Please expand your response to prior comment 3 to provide us a complete analysis of
        how the spin off was eligible for the exemption from registration cited in your response
        to prior comment 3. Cite with specificity all authority on which you rely, and show
        clearly how you evaluated each of the factors in Staff Legal Bulletin No. 4 (September
        16, 1997) available on the Commission's web site at
        http://www.sec.gov/interps/legal/slbcf4.txt. Note that Staff Legal Bulletin No. 4 provides
        that a spin off should be registered under the Securities Act when its purpose is to create
        a public market in the shares of a company that has no or minimal operations or assets.

3.   Your response to prior comment 6 does not explain how the company you acquired in the
        July 2008 transaction complied with the Exchange Act rules regarding proxy statements
        and information statements in connection with obtaining approval for that July 2008
        transaction. Therefore, we reissue the comment.

4.   Please expand your response to prior comment 8 to clarify whether there were any other
        relationships between you, your affiliates and the company you acquired in July 2008 and
        its affiliates. In this regard, we note for example the Form S-8 filed by AngioGenex on
        May 25, 2007 and Duska Therapeutics on May 3, 2007.

5.   We note your statement that the purpose of the July 2008 acquisition was to "take over
        [the target's] reporting requirements." However, because it appears that you did not
        issue securities to the security holders of the target in the acquisition, Rule 12g-3 does
        not deem a class of your securities to be registered under the Exchange Act. Please
        revise to clarify that the disclosed purpose of the acquisition was not achieved.

Exclusive Option Agreement, page 4

6.   Given your response to prior comment 10, it appears that for two years you have been
        unable to develop the technology into the product that you mention in your filing, that
        you no longer have an agreement providing you any legal right to the technology, and
        that you have not engaged in significant efforts to develop the technology at least since
        the previous agreement expired. Therefore, it remains unclear why you believe it is
        appropriate to base your disclosure regarding your operations throughout this document
        on the technology related to the expired agreement. Please advise or revise your entire
        document substantially to remove the implication that the technology is the basis of your
        business and operations.

Prototype Development, page 5

7.   Please disclose when your officer paid the $25,000, specifically what Interplex did to
        develop the prototype, when Interplex performed those services, when Interplex last

undertook substantial efforts to develop the product, and any remaining enforceable obligations Interplex has to you under the November 2007 agreement. Also provide us your analysis of whether your agreements with Interplex must be filed as exhibits to this registration statement.

8.   Please file as an exhibit to this registration statement the agreement with your officer mentioned in this section and on page 24.

Existing or Probable Government Regulations, page 6

9.   We note your statement that "management believes our potential catheter will be classified as a 'Class-II' device." Please clarify whether this statement means that the potential products will require pre-market approval. Also clarify the basis for your statement given your disclosure regarding your lack experience in this area.

EZJR Funding Requirements, page 8

10.   Please provide us copies of the proposals that you mention in response to prior comment 13.

Risk Factors, page 10

11.   Please tell us how you determined that your responses to prior comments 14 and 24 are complete. We note that the responses do not address companies like Political Calls, Inc.

The FDA Approval Process Can Be Very Lengthy, page 14

12.   We note the revision in response to prior comment 17. If the "amount of months" could reasonably be years, please revise to remove the implication that the process is expected to last less than one year.

Holders of Our Common Stock Have A Risk, page 19

13.   We note your response to prior comment 15. If your affiliates have a relevant history of engaging in the type of transactions that generate this risk, please clearly state the extent of that history.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview, page 22

14.   Please provide the full name of "Dr. Avitsian." Also tell us with specificity the date, nature and result of each of your actions taken to develop the product in the past 12 months. Include only actions that the registrant has taken, not actions of the Cleveland Clinic, Dr. Avitsian or other parties.

Going Concern, page 24

15.   We recognize your response to our comment 22. However, we do not see in the liquidity/going concern discussion in your MD&A the added disclosure you refer to in your response regarding Interplex Medical LLC's development fees. Please add this disclosure or tell us why you believe it is not required.

16.   We note the revised disclosure in response to prior comments 21 and 22. Please tell us how you are accounting for the payment of expenses on your behalf by the sole officer to the company.

Properties, page 24

17.   Please reconcile your statement in this section regarding "rented space" with your disclosure on page 29 that you do not rent any property.

18.   We note your response to prior comment 23. Please disclose when the lease expires, and file the agreement as an exhibit to the registration statement.

Directors and Executive Officers, page 26

19.   With a view toward clarified disclosure, please tell us when Mr. Jesky was a document preparer for the Law Offices of Thomas C. Cook. We note for example the statements in the Form S-8 filed by AngioGenex on May 25, 2007 and Duska Therapeutics on May 3, 2007.

Affiliates Companies, page 27

20.   Please disclose the first sentence of the last paragraph to your response to prior comment 24.

Certain Relationships and Related Transactions, page 29

21.   Please clarify the amounts contributed to the operation of the company by your officer and director to date as you describe in the penultimate paragraph.

Item 9 (a) Market Information, page 30

22.   It appears that you did not issue securities to the security holders of the target in your July 2008 acquisition; therefore, we are unable to agree that that a class of your securities was deemed registered under the Exchange Act pursuant to Rule 12g-3 in connection with the acquisition. We reissue prior comments 29, 30, 31, and 32.

Item 13. Financial Statements and Supplementary Data, page 32

23.   We refer to your disclosure before the table which states that the table includes those financial statements included in the registration statement that are audited. Since the financial statements for the quarter ending September 30, 2009 are unaudited, please revise your disclosure appropriately.

Item 14 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 31

24.   We note your disclosure as to the dismissal of Moore and Associates, Chartered. Please file the Exhibit 16 letter from Moore and Associates, Chartered as required by Item 304(a)(3) of Regulation S-K with your next amendment. If you are unable to obtain an Exhibit 16 letter from Moore and Associates, Chartered at the time you file an amended Form 10 please disclose this fact in the Form 10.

Financial Statements, page F-1

25.   Your response to prior comment 36 did not tell us the reasons for the differences noted in your audited financial statements. For example, it appears that accounts payable increased by $7,500 as of June 30, 2008 and total expenses decreased by $4,504 for the year ended June 30, 2008. Please tell us the reasons for the changes in your audited financial statements and how you considered the disclosure requirements of section 250-10-50 of FASB ASC.

26.   Further, your response states that your former auditor prepared your financial statements. Please tell us about your consideration of Rules 2-01(b) and 2-01(c)(4) of Regulation S-X which requires that your auditor be independent and states that if your accountant prepares your financial statements filed with us they would not be independent. Please similarly discuss the involvement of your current auditor with your financial statements and your consideration of Rule 2-01 with respect thereto.

Note 1. General Organization and Business, page F-7a

27.   We note your response to prior comment 35. Please disclose the amount and type of consideration paid for the shares of EZJR. Please also disclose how you accounted for

the acquisition and tell us how this transaction is reflected in your statements of cash flows.

Note 2. Summary of Significant Accounting Practices, page F-8a

28.   As previously requested in prior comment 41, please revise your summary of significant accounting policies to include a discussion of your accounting policies for research and development costs. Refer to paragraph 730-10-25-1 of FASB ASC.

29.   We note the revised disclosure in response to prior comment 42. However, your disclosure that you recognize revenue on an accrual basis as you invoice for services seems premature given that you have no arrangements with customers for products or services and therefore would not be able to review the terms of any contracts in determining that policy. Further, in the next sentence you also refer to services. Since it appears that you are trying to develop a medical product, please tell us why your revenue recognition policy relates to services.

Note 6. Exclusive Option Agreement, page F-11a

30.   Please revise the disclosure added in response to prior comment 39 to include a discussion of how you accounted for the option agreement. Your disclosure that you accounted for the agreement as an option contract does not explain your accounting for the costs incurred under the agreements under U.S. GAAP.

       Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-33617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Thomas C. Cook, Esq.